UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Benihana Inc.
(Name of Issuer)
Class A Common Stock
Common Stock
(Title of Class of Securities)
082047200 (Class A Common Stock)
082047101 (Common Stock)
(CUSIP Number)
Christopher Shackelton/Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Coliseum Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,006,950 (Class A Common Stock) 610,512 (Common Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,006,950 (Class A Common Stock) 610,512 (Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,006,950 (Class A Common Stock) 610,512 (Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5% (Class A Common Stock) 10.3% (Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Coliseum Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,161,697 (Class A Common Stock) 452,432 (Common Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,161,697 (Class A Common Stock) 452,432 (Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,161,697 (Class A Common Stock) 452,432 (Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (Class A Common Stock) 7.6% (Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Coliseum Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,161,697 (Class A Common Stock) 452,432 (Common Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,161,697 (Class A Common Stock) 452,432 (Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,161,697 (Class A Common Stock) 452,432 (Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (Class A Common Stock) 7.6% (Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Blackwell Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		845,253 (Class A Common Stock) 158,080 (Common Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

845,253 (Class A Common Stock) 158,080 (Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

845,253 (Class A Common Stock) 158,080 (Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% (Class A Common Stock) 2.7% (Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Adam Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,006,950 (Class A Common Stock) 610,512 (Common Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,006,950 (Class A Common Stock) 610,512 (Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,006,950 (Class A Common Stock) 610,512 (Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5% (Class A Common Stock) 10.3% (Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Christopher Shackelton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,006,950 (Class A Common Stock) 610,512 (Common Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,006,950 (Class A Common Stock) 610,512 (Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,006,950 (Class A Common Stock) 610,512 (Common Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5% (Class A Common Stock) 10.3% (Common Stock)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)
Explanatory Note: This Amendment No. 12 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010, as amended and supplemented by:
•	Amendment No. 1 to the Initial 13D filed on April 15, 2010;

•	Amendment No. 2 to the Initial 13D filed on May 26, 2010;

•	Amendment No. 3 to the Initial 13D filed on July 1, 2010;

•	Amendment No. 4 to the Initial 13D filed on July 16, 2010;

•	Amendment No. 5 to the Initial 13D filed on July 23, 2010;

•	Amendment No. 6 to the Initial 13D filed on August 2, 2010;

•	Amendment No. 7 to the Initial 13D filed on August 4, 2010;

•	Amendment No. 8 to the Initial 13D filed on August 6, 2010;

•	Amendment No. 9 to the Initial 13D filed on August 17, 2010;

•	Amendment No. 10 to the Initial 13D filed on June 20, 2011; and

•	Amendment No. 11 to the Initial 13D filed on June 28, 2011,
amends and supplements the items set forth herein. As used in this statement, the term “Filers” collectively refers to:
•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”):

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).
Item 1. Security and Issuer.
Item 1 is amended and restated in its entirety as follows.
This statement relates to shares of Class A Common Stock, $0.10 par value per share (the “Class A Common Stock”) and Common Stock, $0.10 par value per share (the “Common Stock”) of Benihana Inc. (the “Issuer”). The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is supplemented as follows:
The source and amount of funds used making the purchases of the Class A Common Stock and the Common Stock described in Item 5 of this Schedule 13D were as follows:

Purchaser	Source of Funds	Amount
Blackwell	Working Capital	$612,274
CCP	Working Capital	$1,141,841

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)
Item 4. Purpose of Transaction
Item 4 is amended and supplemented as follows:
On September 28, 2010, Adam L. Gray was elected by a vote of the holders of the Issuer’s Class A Common Stock to serve as a Class A Stock director in the class whose term will expire at the Company’s 2013 Annual Meeting of Stockholders.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and supplemented as follows:
Class A Common Stock
The information relating to the beneficial ownership of Class A Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 10,871,778 shares of Class A Common Stock outstanding as of September 15, 2011, as reported in the Issuer’s Registration Statement on Form S-4, filed with the Commission on September 15, 2011 (the “Issuer’s S-4”).
The Filers effected the following transactions in the Class A Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Class A Common Stock by the Filers in the sixty days preceding the filing of this Amendment:

				Weighted Average
Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCP	Purchase	8/30/2011	2,000	7.51
CCP	Purchase	9/1/2011	16,560	8.26
CCP	Purchase	9/2/2011	5,422	8.13
CCP	Purchase	9/6/2011	12,853	8.25
CCP	Purchase	9/7/2011	494	8.25
CCP	Purchase	9/8/2011	13,569	8.14
CCP	Purchase	9/9/2011	15,244	8.30
CCP	Purchase	9/20/2011	7,686	8.28
CCP	Purchase	9/21/2011	3,070	8.26
CCP	Purchase	9/22/2011	10,197	8.28
CCP	Purchase	9/23/2011	15,107	8.30
CCP	Purchase	9/26/2011	1,203	8.29
Blackwell	Purchase	9/1/2011	10,382	8.26
Blackwell	Purchase	9/2/2011	3,578	8.13
Blackwell	Purchase	9/6/2011	4,284	8.25
Blackwell	Purchase	9/7/2011	309	8.25
Blackwell	Purchase	9/8/2011	8,491	8.14
Blackwell	Purchase	9/9/2011	9,456	8.30
Blackwell	Purchase	9/20/2011	4,683	8.28
Blackwell	Purchase	9/21/2011	1,877	8.26
Blackwell	Purchase	9/23/2011	9,203	8.30
Blackwell	Purchase	9/26/2011	733	8.29

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)
Common Stock
The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 5,954,604 shares of Common Stock outstanding as of September 15, 2011, as reported in the Issuer’s S-4.
The Filers effected the following transactions in Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers in the sixty days preceding the filing of this Amendment:

				Weighted Average
Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCP	Purchase	8/30/2011	519	7.60
CCP	Purchase	9/1/2011	7,166	8.23
CCP	Purchase	9/8/2011	12,486	8.23
CCP	Purchase	9/9/2011	2,037	8.24
CCP	Purchase	9/20/2011	7,402	8.24
CCP	Purchase	9/21/2011	1,552	8.30
CCP	Purchase	9/22/2011	411	8.28
CCP	Purchase	9/23/2011	2,722	8.30
CCP	Purchase	9/26/2011	926	8.23
Blackwell	Purchase	9/1/2011	4492	8.23
Blackwell	Purchase	9/8/2011	7814	8.23
Blackwell	Purchase	9/9/2011	1263	8.24
Blackwell	Purchase	9/20/2011	4509	8.24
Blackwell	Purchase	9/21/2011	948	8.30
Blackwell	Purchase	9/23/2011	1658	8.30
Blackwell	Purchase	9/26/2011	564	8.23
The information in Item 6 is incorporated herein by reference.
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
CCM is an investment adviser whose clients, including CCP and Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

CUSIP No.	082047200 (Class A Common Stock) 082047101 (Common Stock)
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2011

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

		By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Christopher Shackelton	By:	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton

	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray